UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 16, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Domus Holdings Corp.

File No. 333-173250-82 - CF#26642

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Domus Holdings Corp. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on April 1, 2011, as amended May 31, 2011.

Based on representations by Domus Holdings Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.14	through September 1, 2019
Exhibit 10.38	through January 31, 2015
Exhibit 10.41	through January 31, 2015
Exhibit 10.58	through April 10, 2012
Exhibit 10.59	through April 10, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael McTiernan
Assistant Director